Vitamin Shoppe, Inc.

2101 91st Street

North Bergen, New Jersey 07047

November 19, 2010

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Vitamin Shoppe, Inc.

Registration Statement on Form S-3

Filed November 2, 2010

File No. 333-170293

Dear Mr. Owings:

On behalf of Vitamin Shoppe, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement on Form S-3 of the Company, filed on November 19, 2010 (as amended, the “Registration Statement”). A copy of the Amendment has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

The Amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. James M. Sander, the Vice President, General Counsel and Corporate Secretary of the Company, dated November 16, 2010, from the staff of the Commission (the “Staff”). In addition, the Amendment updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.	Staff’s comment: All exhibits are subject to our review. We note you intend to file Exhibits 4.2 (Senior Notes Indenture), 4.3 (Subordinated Notes Indenture) and 5.1 (Opinion of Kirkland & Ellis LLP) by amendment. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until these exhibits have been filed. See Sections 201.20 and 201.04 of our Compliance and Disclosure Interpretations for the Trust Indenture Act, available on our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm. We may have comments on these exhibits once they are filed.

H. Christopher Owings

United States Securities and Exchange Commission

November 19, 2010

Response: We have filed the referenced exhibits with the Amendment.

2.	Staff’s comment: Please confirm your understanding that an updated, unqualified opinion of counsel should be filed with respect to the legality of the securities being offered by the company for each sale of the securities registered in this filing. See Question 212.05 of our Compliance and Disclosure Interpretations for Securities Act Rules, available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response: We hereby confirm our understanding that an updated, unqualified opinion of counsel should be filed with respect to the legality of the securities being offered by the Company for each sale of the securities registered in Registration Statement.

Registration Statement Cover Page

3.	Staff’s comment: In a separate line item in your fee table, please list the amount of shares of your common stock being registered on behalf of your selling stockholders. Also disclose the amount of shares to be offered by the selling stockholders on the prospectus cover page and under the Selling Stockholders section on page 27.

Response: In response to the Staff’s comment, the Company has revised the fee table, disclosed the amount of shares to be offered by the selling stockholders on the prospectus cover page and under the Selling Stockholders section on page 27.

Prospectus Cover Page

4.	Staff’s comment: Please disclose the dollar amount of securities to be offered solely by the company. Currently you combine the amount to be offered by the company and the selling shareholders.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to disclose the dollar amount of securities to be offered solely by the Company.

5.	Staff’s comment: Please revise the last sentence in the second paragraph to clarify that the securities that may be offered separately or combined applies only to the offering by the company.

Response: In response to the Staff’s comment, the Company has revised such second paragraph to clarify that the securities that may be offered separately or combined applies only to the offering by the Company

H. Christopher Owings

United States Securities and Exchange Commission

November 19, 2010

Description of Debt Securities, page 6

6.	Staff’s comment: Please revise the second sentence in the second paragraph to clarify that if guarantees are issued, the debt securities “will” be fully and unconditionally guaranteed, etc. Alternatively, tell us how you intend to comply with the financial statements requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that if guarantees are issued, the debt securities “will” be fully and unconditionally guaranteed, etc. The Company expects that VS Direct Inc. and Vitamin Shoppe Industries Inc. will be guarantors if guarantees are issued, which is consistent with the guarantor disclosures included in the Company’s historical financial statements.

Selling Stockholders, page 27

7.	Staff’s comment: Please clarify in the first sentence of the second paragraph that all of the common stock “to be offered” by the selling stockholders “under this registration statement” is issued and outstanding as of the date of the filing of the registration statement.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that all of the common stock “to be offered” by the selling stockholders “under [the] registration statement” is issued and outstanding as of the date of the filing of the Registration Statement.

Part II – Item 17. Undertakings

8.	Staff’s comment: We note your disclosure on page 16 that the trustee under the indentures will be named when the debt securities are issued. Therefore, please provide the undertaking required by Item 512(j) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to provide the undertaking required by Item 512(j) of Regulation S-K.

Exhibit Index

9.

Staff’s comment: Please add a reference to Exhibit 25 and Trust Indenture Act Section 305(b)(2). See Item 601(b)(25) of Regulation S-K. Note that companies relying on Section 305(b)(2) to designate the trustee on a delayed basis must tile separately the Form T-1 under the electronic form type “305B2” and not in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. See Section 220.01 of our Compliance and Disclosure

H. Christopher Owings

United States Securities and Exchange Commission

November 19, 2010

Interpretations for the Trust Indenture Act, available on our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to add a reference to Exhibit 25 and Trust Indenture Act Section 305(b)(2).

*        *        *         *        *

H. Christopher Owings

United States Securities and Exchange Commission

November 19, 2010

In addition, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (201) 624-3440.

Sincerely,

/s/ James M. Sander

James M. Sander

Vice President, General Counsel and

Corporate Secretary

cc:	Richard L. Markee

Christian O. Nagler

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